Triangle Petroleum Corporation

1200 17th Street, Suite 2600
Denver, Colorado 80202
Telephone: (303) 260-7125

May 21, 2014

Securities and Exchange Commission

Station Place

100 F Street, NE

Washington, D.C. 20549-7010

Attention: H. Roger Schwall

Re:	Acceleration Request
Triangle Petroleum Corporation Registration Statement
on Form S-3 (File No. 333-194861)

Ladies and Gentlemen:

Triangle Petroleum Corporation, a Delaware corporation (the “Company”), hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-194861) (the “Registration Statement”) so that the Registration Statement may be declared effective at 3:00 p.m., Eastern Daylight Time, on May 23, 2014, or as early as practicable thereafter.

The Company acknowledges that, should the Securities Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing.  In addition, the Company acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures.  Finally, the Company acknowledges that it may not assert staff comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

The Company requests that it be notified of such effectiveness by a telephone call to the undersigned at (303) 260-7125 and Richard B. Aftanas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3000 and that such effectiveness also be confirmed in writing.

Very truly yours,

TRIANGLE PETROLEUM CORPORATION

By:	/s/ Justin Bliffen
Name:	Justin Bliffen
Title:	Chief Financial Officer